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                                                                EXHIBIT 5






August 10, 2000

Chiron Corporation
4560 Horton Street
Emeryville, California  94608


Re: Chiron Corporation
    REGISTRATION STATEMENT FOR OFFERING OF SHARES OF COMMON STOCK

Ladies and Gentlemen:

In connection with your registration of Ten Million (10,000,000) shares of the Common Stock of Chiron Corporation (the "Company") on Form S-8 under the Securities Act of 1933, as amended, I advise you that, in my opinion, when such shares have been issued and sold pursuant to the provisions of the Chiron 1991 Stock Option Plan, and in accordance with the Registration Statement, such shares will be duly authorized, validly issued, fully paid and non-assessable shares of the Company's Common Stock.

I hereby consent to filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,



/s/ William G. Green
   -----------------
William G. Green
Senior Vice President and
General Counsel